Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 [redacted]
Telephone: +47-22 54 40 0[redacted]
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 17 November 2005

ORK – Trade subject to notification

On 16 November 2005, in connection with Orkla's option programme, 6,000 options were exercised at a strike price of NOK 127.

Terje Andersen, CFO at Orkla ASA, exercised the above-mentioned options and, at the same time, sold 6,000 shares at a price of NOK 244.51. His new total holding in Orkla is 2,900 shares, 15,700 options in Orkla Shares and 3.000 synthetic options.

After the transaction a total of 1,516,975 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,071,674 of its own shares.

"Exemption No. 82-3998"

Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: + 47 2413 3000
Ellen Ronæss, Orkla's Shareholder Services, Tel.: +47 2254 4430

Date: 17 November 2005

ORK – Trade subject to notification - Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, yesterday and today bought 3,663,400 shares in Orkla ASA at a share price of NOK 249.48.

After the transaction, Stein Erik Hagen and his close associates own 35,248,550 shares in Orkla ASA, equivalent to 16.92 % of the capital.